Exhibit 12.1

Isle of Capri Casinos, Inc.

Exhibit 12.1 - Ratio of Earnings to Fixed Charges

	Nine Months
	Ended	Fiscal Year Ended
	1/27/2013	4/29/2012	4/24/2011	4/25/2010	4/26/2009	4/27/2008
	(dollars in millions)
Earnings:
Income from continuing ops before income taxes and noncontrolling interest	$(0.8)	$(2.3)	$10.7	$(1.6)	$29.0	$(51.0)
Add:
Fixed charges identified below	73.2	97.7	100.2	83.1	100.8	117.3
Deduct:
Interest capitalized during the period	2.3	1.1	0.1	0.1	0.2	1.6
Adjusted Earnings	$70.1	$94.3	$110.8	$81.4	$129.6	$64.7

Fixed charges:
Interest expense	$64.4	$87.9	$91.9	$75.4	$92.9	$107.6
Interest capitalized	2.3	1.1	0.1	0.1	0.2	1.6
Interest portion of rent expense	6.5	8.7	8.1	7.6	7.7	8.1
Adjusted fixed charges	$73.2	$97.7	$100.1	$83.1	$100.8	$117.3

Ratio of Earnings to Fixed Charges	(1)	(2)	1.1	(3)	1.3	(4)

(1) For the nine months ended January 27, 2013, earnings were insufficient to cover fixed charges by approximately $3.1 million.

(2) For the year ended April 29, 2012, earnings were insufficient to cover fixed charges by approximately $3.4 million.

(3) For the year ended April 25, 2010, earnings were insufficient to cover fixed charges by approximately $1.7 million.

(4) For the year ended April 27, 2008, earnings were insufficient to cover fixed charges by approximately $52.6 million.